Beijing Century Health Medical, Inc.

Room 2213-14, 22nd Floor, Jardine House

1 Connaught Place, Central, Hong Kong

June 1, 2010

Dana M. Hartz

Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Beijing Century Health Medical, Inc. (fka Super Luck, Inc.)

Item 4.01 Form 8-K

Filed April 12, 2010

File No. 0-51817

Dear Ms. Hartz:

In connection with responding to your comment letter dated May 11, 2010, Beijing Century Health Medical, Inc. (fka Super Luck, Inc.), a Delaware corporation (the “Company”), hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

Beijing Century Health Medical, Inc.

/s/ Wilson Cheung, Chief Executive Officer